NO ACT

PE 12-11-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010424

January 11, 2010



Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-11-2010

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Fluor Corporation
Incoming letter dated December 21, 2009

Dear Mr. Mueller:

This is in response to your letter dated December 21, 2009 concerning the shareholder proposal submitted to Fluor by James McRitchie. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2010

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Fluor Corporation
Incoming letter dated December 21, 2009

The proposal relates to simple majority voting.

There appears to be some basis for your view that Fluor may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Fluor's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Fluor omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Michael J. Reedich
Special Counsel

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 21, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 29019-00906

***VIA E-MAIL***
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Fluor Corporation*
*Shareholder Proposal of James McRitchie*
*Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Fluor Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden on behalf of James McRitchie (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

## THE PROPOSAL

The Proposal asks the Board of Directors to "take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws." A copy of the Proposal is attached hereto as Exhibit A.

## BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

## ANALYSIS

**The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.**

*A. Background*

The Proponent submitted the Proposal to the Company via facsimile on October 28, 2009. *See* Exhibit A. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). In addition, the Proponent did not include with the Proposal any documentary evidence of his ownership of Company securities.

Accordingly, the Company sought verification from Mr. Chevedden (as the Proponent's designated representative, with a copy to the Proponent) of the Proponent's eligibility to submit the Proposal. Specifically, the Company sent via FedEx a letter on November 10, 2009, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how to cure the procedural deficiency (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice informed Mr. Chevedden that the Company had "not received proof that Mr. McRitchie has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company." The Deficiency Notice stated that sufficient proof of ownership of Company shares must be submitted, and further stated:

As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. McRitchie's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, Mr. McRitchie continuously held the requisite number of Company shares for at least one year; or

- if Mr. McRitchie has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. McRitchie continuously held the requisite number of Company shares for the one-year period.

FedEx records confirm delivery of the Deficiency Notice to Mr. Chevedden at 9:14 a.m. on November 11, 2009. *See* Exhibit C.

Mr. Chevedden responded to the Deficiency Notice via facsimile on November 25, 2009 (the "Proponent's Response"). The Proponent's Response included a letter dated November 10, 2009 from TD Ameritrade stating that the Proponent had continuously held Company stock since November 25, 2008. A copy of the Proponent's Response is attached hereto as Exhibit D.

*B. Analysis*

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to Mr. Chevedden in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);

- that according to the Company's stock records, the Proponent was not a record owner of sufficient shares;

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);

- that any response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice was received; and

- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

As described above, the Proponent's Response included a letter dated November 10, 2009 from TD Ameritrade stating that the Proponent had continuously held Company stock since November 25, 2008. However, the Proponent's Response fails to respond to the deficiency identified in the Deficiency Notice. Specifically, the Proponent's Response does not establish that the Proponent owned the requisite amount of Company shares for the one-year period as of the date the Proposal was submitted to the Company, because it does not establish ownership of Company securities for the period between October 28, 2008 (one year prior to the date the Proposal was submitted) and November 25, 2008 (the earliest date for which the Proponent's Response establishes the Proponent's ownership of Company shares).

The Staff has previously allowed companies, in circumstances similar to the instant case, to omit shareholder proposals pursuant to Rules 14a-8(f) and 14a-8(b) where the proof of ownership submitted by the shareholder failed to specifically establish that the shareholder held the requisite amount of the company's securities continuously for one year as of the date the proposal was submitted. *See Pall Corp.* (avail. Sept. 20, 2005) (concurring with the exclusion of a shareholder proposal where the proponent had "failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted the proposal"); *International Business Machines Corp.* (avail. Jan. 7, 2004) (concurring with the exclusion of a shareholder proposal where the proponent did not provide "support sufficiently evidencing that she satisfied the minimum ownership requirement continuously for the one-year period"); *Moody's Corp.* (avail. Mar. 7, 2002) (concurring with the exclusion of a shareholder proposal where the proponent did not supply support sufficient to demonstrate continuous ownership of the requisite number of shares for the one-year period prior to the date the proponent submitted the proposal).

Moreover, the Staff has previously made clear the need for precision in the context of demonstrating a shareholder's eligibility under Rule 14a-8(b) to submit a shareholder proposal. Staff Legal Bulletin No. 14 (July 13, 2001) provides the following:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Accordingly, the Staff has consistently permitted companies to omit shareholder proposals when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal. For example, in *International Business Machines Corp.* (avail. Dec. 7, 2007), the Staff concurred with the exclusion of a shareholder proposal where the proponent submitted a broker letter dated four days before the proponent submitted its proposal to the company. *See also Wal-Mart Stores, Inc.* (avail. Feb. 2, 2005) (concurring with the exclusion of a shareholder proposal where the proposal was submitted December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004); *Gap, Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a proposal where the date of submission was November 27, 2002 but the documentary evidence of the proponent's ownership of the company's securities covered a two-year period ending November 25, 2002); *AutoNation, Inc.* (avail. Mar. 14, 2002) (concurring with the exclusion of a shareholder proposal where the proponent had held shares for two days less than the required one-year period).

Consistent with the precedent cited above, the Proposal is excludable because the Proponent has not sufficiently demonstrated that he continuously owned the requisite number of Company shares for the one-year period prior to the date the Proposal was submitted to the Company, as required by Rule 14a-8(b). Accordingly, the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lisa D. Krieser, the Company's Senior Counsel, at (469) 398-7651.

Sincerely,



Ronald O. Mueller

ROM/tss
Enclosures

cc: Lisa D. Krieser, Fluor Corporation
James McRitchie
John Chevedden

100776873_2.DOC

**Exhibit A**

James McRitchie

***FISMA & OMB Memorandum M-07-16***

Mr. Alan L. Boeckmann
Chairman of the Board
Fluor Corporation (FLR)
6700 Las Colinas Blvd
Irving TX 75039
Phone: 469 398-7000
Fax: 469 398-7255

Dear Mr. Boeckmann,

I submit my one attached 2010 Rule 14a-8 proposal. This proposal is in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

***FISMA & OMB Memorandum M-07-16***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,



October 29, 2009

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Carlos M. Hernandez
Corporate Secretary

[FLR: Rule 14a-8 Proposal, October 29, 2009]]

**3 [number to be assigned by the company] – Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merits of this Simple Majority Vote proposal should also be considered in the context of the need for further improvements in our company's corporate governance. For instance in 2009 the following governance issues were identified:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" in Takeover Defenses and "Very High Concern" in executive pay – $14 million for Alan Boeckmann.

The payouts from the annual incentive and long-term cash incentive plans were dwarfed by payouts from time-restricted stock awards that had no real relation to performance. The continued payment of tax reimbursements seemed unnecessary. Source: The Corporate Library.

Peter Fluor (our Lead Director no less and who served on two of our most important board committees) had 25 years tenure – independence concern. Plus Mr. Fluor was a director at the D-rated boards of Anadarko Petroleum (APC) and Cameron International (CAM) and received by far our most against votes.

We also had no shareholder right to vote on each director annually, to call a special shareholder meeting, cumulative voting or act by written consent. Our combined classified board and poison pill lowered our board's accountability to shareholders.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [number to be assigned by the company]

---

Notes:
James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***

**Exhibit B**

# FLUOR®

Fluor Corporation
6700 Las Colinas Blvd.
Irving, TX 75039
USA

469.398.7375 tel
469.398.7700 fax
carlos.m.legal.hernandez@fluor.com

**Carlos M. Hernandez**
**Chief Legal Officer**

November 10, 2009

***VIA OVERNIGHT MAIL***
John Chevedden

***FISMA & OMB Memorandum M-07-16***

Dear Mr. Chevedden:

I am writing on behalf of Fluor Corporation (the "Company"), which received on October 29, 2009 the shareholder proposal you submitted on behalf of James McRitchie entitled "Adopt Simple Majority Vote" for consideration at the Company's 2010 Annual Meeting of Shareholders (the "Proposal"). The cover letter accompanying the Proposal indicates that communications regarding the Proposal should be directed to your attention.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to Mr. McRitchie's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that Mr. McRitchie is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Mr. McRitchie has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Mr. McRitchie must submit sufficient proof of his ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. McRitchie's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, Mr. McRitchie continuously held the requisite number of Company shares for at least one year; or

- if Mr. McRitchie has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. McRitchie continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Fluor Corporation, 6700 Las Colinas Blvd., Irving, TX 75039. Alternatively, you may transmit any response by facsimile to me at 469-398-7700.

If you have any questions with respect to the foregoing, please feel free to contact me at 469-398-7375. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Carlos M. Hernandez

cc: James McRitchie

Enclosure

# Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

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**Note to paragraph (i)(1)**

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

---

**Note to paragraph (i)(2)**

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

---

**Note to paragraph (i)(9)**

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

**Exhibit C**

**Exhibit D**

AMERITRADE

1005 North Ameritrade Place, Bellevue, NE 68005

11/10/09

James Mc Ritchie

***FISMA & OMB Memorandum M-07-16***

| Post-it® Fax Note 7671 | Date 11-25-09 | # of pages ▶ |
|---|---|---|
| To Carlos Hernandez | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone # ***FISMA & OMB Memorandum M-07-16*** | |
| Fax # 404-399-7700 | Fax # | |

Dear James Ritchie,

Re: Account Verification

Thank you for your request for account verification on your TD AMERITRADE brokerage account opened in your name on 11/20/1991. Pursuant to your request, this is to confirm that James Mc Ritchie of ***FISMA & OMB Memorandum M-07-16*** has continuously held in his account no less than:
-40 shares of Goldman Sachs (GS) common stock since October 8, 2008
-100 Shares of Fluor (FLR) common stock since November 25, 2008
-500 shares of Whole Foods Market since August 7, 2008.

If you have any further questions, please contact a TD AMERITRADE Client Services representative at 888-877-9007, 24 hours a day, seven days a week (excluding market holidays) or email us after you've logged on to your account and selected "Contact US" at the bottom of the home page.

Sincerely,

Raoul Homcha

Client Services
TD AMERITRADE